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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )1

RockShox, Inc. (Name of Issuer)
Common Stock, par value $.01 per share (Title of Class of Securities)
774066104 (CUSIP Number)
Brian Benzer SRAM Corporation 1333 N. Kingsbury, 4th Floor Chicago, Illinois 60622 (312) 664-8800 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
February 19, 2002 (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

CUSIP No. 774066104	13D	Page 2 of 12 Pages

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
SRAM Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) / /
(b) /x/

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:
PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:
0

	8.	SHARED VOTING POWER:
7,741,533+

	9.	SOLE DISPOSITIVE POWER:
0

	10.	SHARED DISPOSITIVE POWER:
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
7,741,533+

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
Approximately 56.3%

14.	TYPE OF REPORTING PERSON:
CO

CUSIP No. 774066104	13D	Page 3 of 12 Pages

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Sram Acquisition Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) / /
(b) /x/

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:
PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:
0

	8.	SHARED VOTING POWER:
7,741,533+

	9.	SOLE DISPOSITIVE POWER:
0

	10.	SHARED DISPOSITIVE POWER:
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
7,741,533+

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
Approximately 56.3%

14.	TYPE OF REPORTING PERSON:
CO

*
SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 774066104	13D	Page 4 of 12 Pages

        +    On February 19, 2002, SRAM Corporation ("SRAM") and Sram Acquisition Corporation ("Merger Sub") entered into a Consent and Voting Agreement (the "Consent and Voting Agreement") with certain stockholders of RockShox, Inc., a Delaware corporation (the "Company"). Such persons are individually referred to herein as a "Stockholder" and collectively as the "Stockholders". Pursuant to the Consent and Voting Agreement, each Stockholder has obligated himself or itself to vote all shares of the Company's common stock, par value $.01 per share, held by such Stockholder (the "Stockholder Shares") in the manner set forth in the Consent and Voting Agreement, including, without limitation, (1) voting in favor of the Merger (as defined in the Merger Agreement (as defined below)), (2) the adoption by the Company of the Agreement and Plan of Merger, dated as of February 19, 2002 and amended as of February 22, 2002, by and among SRAM, Merger Sub and the Company (the "Merger Agreement"), and (3) the approval of the terms thereof and the other transactions contemplated thereby. In addition, each Stockholder has granted to SRAM, Merger Sub or any nominee of SRAM or Merger Sub an irrevocable proxy with respect to the Stockholder Shares subject to the Consent and Voting Agreement to vote such Stockholder Shares under certain circumstances. SRAM and Merger Sub's right to vote the Stockholder Shares is reflected in Row 8 of each of the tables above. Copies of the Merger Agreement and the Consent and Voting Agreement have been previously filed with the Securities and Exchange Commission as Annex A and Annex B, respectively, to the Company's Revised Schedule 14C Information Statement dated February 25, 2002 (Registration No. 000-28822), and are incorporated herein by reference.

Item 1. SECURITY AND ISSUER.

        This Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share (the "Common Stock") of RockShox, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1610 Garden of the Gods Road, Colorado Springs, Colorado 80907.

Item 2. IDENTITY AND BACKGROUND.

        (a)-(f)    This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (a) SRAM Corporation ("SRAM"), an Illinois corporation, by virtue of its deemed beneficial ownership of 7,741,533 shares of Common Stock (the "Stockholder Shares") and (b) Sram Acquisition Corporation ("Merger Sub"), a Delaware corporation, by virtue of its deemed beneficial ownership of the Stockholder Shares. The address of the business and the principal offices of SRAM and Merger Sub is 1333 N. Kingsbury, 4th Floor, Chicago, Illinois 60622. SRAM is engaged in the manufacture of components for road and mountain bikes, including specialized handlebars, shifters, derailleurs, brakes and brake levers, chains and gear hubs. Merger Sub is a newly formed corporation that will be used to effect the acquisition of the Company. SRAM and Merger Sub are together referred to herein as the "Reporting Persons".

        Information with respect to the executive officers and directors of the Reporting Persons, including name, business address, present principal occupation or employment and citizenship and the name, principal business and address of any corporation or other organization in which such employment is conducted, to the best knowledge of the Reporting Persons, is listed on Schedule I attached hereto, which is incorporated herein by reference.

        Neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any executive officer or director of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit (1) (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(a) under the Exchange Act.

        The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Reporting Persons estimate that the total amount of funds required to consummate the transactions contemplated by the Merger Agreement will be approximately $5.642 million. Merger Sub plans to obtain all of the required funds through a capital contribution from SRAM. SRAM intends to fund such capital contribution through its existing cash balances.

Page 5 of 12 Pages

Item 4. PURPOSE OF TRANSACTION.

        (a)  Pursuant to the terms of the Merger Agreement, each share of Common Stock outstanding immediately prior to the completion of the merger, other than shares as to which appraisal rights have been properly exercised, will, upon completion of the merger, be converted into the right to receive $0.41 per share in cash.

        (b)  The Merger Agreement provides that, if all of the conditions to the merger have been fulfilled or waived and the Merger Agreement has not been terminated, Merger Sub will be merged with and into the Company, and the Company will continue as the surviving corporation and a wholly-owned subsidiary of SRAM.

        (c)  The Reporting Persons have no plans or proposals relating to the sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

        (d)  Pursuant to the terms of the Merger Agreement, upon completion of the merger, the directors of Merger Sub will be the directors of the surviving corporation.

        (e)  Prior to the completion of the merger, the Company has agreed not to (i) issue, sell or deliver any shares of its capital stock (except for issuances of common stock upon the exercise of options outstanding prior to the date of the Merger Agreement) or (ii) declare or pay any dividends or other distributions on the Common Stock. Upon completion of the merger, the surviving corporation's capitalization will consist of 1,000 shares of common stock, par value $.01 per share.

        (f)    Except as contemplated by the Merger Agreement, the Reporting Persons have no plans or proposals relating to any other material change in the Company's business and corporate structure.

        (g)  Except as contemplated by the Merger Agreement and the Consent and Voting Agreement, the Reporting Persons have no plans or proposals relating to any change in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person.

        (h)  The Common Stock is currently listed on the OTC Bulletin Board. Pursuant to the terms of the Merger Agreement, each of the parties thereto agreed to cooperate to take all actions necessary to delist the Common Stock from the OTC Bulletin Board upon completion of the merger.

        (i)    The Common Stock is currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Securities and Exchange Commission if the Common Stock is neither listed on a national securities exchange nor held by 300 or more holders of record. Pursuant to the terms of the Merger Agreement, each of the parties thereto agreed to cooperate to take all actions necessary to terminate the registration of the Common Stock under the Exchange Act upon completion of the merger.

Item 5. INTEREST IN SECURITIES OF ISSUER.

        (a)-(d)    By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of, and Rule 13d-5(b) under, the Act. As a member of the group, each Reporting Persons may be deemed to share voting power with respect to, and therefore, beneficially own, the shares beneficially owned by the members of the group as a whole. As of February 19, 2002, the Reporting Persons may be deemed to have acquired beneficial ownership of 7,741,533 shares of Common Stock, or approximately 56.3% of the issued and outstanding shares of Common Stock (based on the number of shares of Common Stock represented to be issued and outstanding as of February 19, 2002, by the Company in the Merger Agreement). Each of the Reporting Persons expressly disclaims beneficial ownership of those shares of Common Stock held by any other members of such group.

Page 6 of 12 Pages

        Prior to February 19, 2002, none of the Reporting Persons owned or was the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of Common Stock. Upon the execution of the Consent and Voting Agreement, the Reporting Persons may be deemed to have acquired "beneficial ownership" (as defined in Rule 13d-3 promulgated under the Exchange Act) of the Shareholder Shares. In addition, pursuant to the Consent and Voting Agreement, the Reporting Persons may be deemed to have the shared power to vote the Stockholder Shares with respect to the matters set forth in the Consent and Voting Agreement. As of February 19, 2002, the Stockholder Shares totaled 7,741,533 and constituted approximately 56.3% of the issued and outstanding shares of Common Stock (based on the number of shares of Common Stock represented to be issued and outstanding as of February 19, 2002, by the Company in the Merger Agreement).

        Pursuant to the Consent and Voting Agreement, SRAM may be deemed to have acquired beneficial ownership of the Stockholder Shares pursuant to the terms of the Consent and Voting Agreement and to have the shared power to vote the Stockholder Shares with respect to the matters set forth in the Consent and Voting Agreement. Pursuant to the Consent and Voting Agreement, Merger Sub may be deemed to have acquired beneficial ownership of the Stockholder Shares pursuant to the terms of the Consent and Voting Agreement and to have the shared power to vote the Stockholder Shares with respect to the matters set forth in the Consent and Voting Agreement.

        Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

        To the best knowledge of the Reporting Persons, no executive officer or director of the Reporting Persons beneficially owns any Common Stock, nor have any transactions in the Common Stock been effected in the past 60 days by the Reporting Persons or, to the best knowledge of the Reporting Persons, by any director or executive officer of the Reporting Persons. In addition, to the best knowledge of the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as otherwise set forth in this Statement (and the agreements referenced herein), neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any directors or executive officers of the Reporting Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit (1)—Joint Filing Agreement, dated February 28, 2002, between the Reporting Persons.

Page 7 of 12 Pages

SIGNATURES

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 28, 2002	SRAM CORPORATION
	By:	/s/ STANLEY R. DAY, JR.
	Its:	President
Date: February 28, 2002	SRAM ACQUISITION CORPORATION
	By:	/s/ STANLEY R. DAY, JR.
	Its:	President

Page 8 of 12 Pages

SCHEDULE I

Directors and Executive Officers of SRAM Corporation

Name and Business Address	Principal Occupation	Citizenship

Frederick Day SRAM Corporation 1333 N. Kingsbury, 4th Floor Chicago, Illinois 60622	Director of Product Development, SRAM Corporation	United States

Stanley R. Day, Jr. SRAM Corporation 1333 N. Kingsbury, 4th Floor Chicago, Illinois 60622	President, SRAM Corporation	United States

Stanley R. Day, Sr. SRAM Corporation 1333 N. Kingsbury, 4th Floor Chicago, Illinois 60622	Director, SRAM Corporation	United States

John W. Stroh, III The Stroh Companies, Inc. 300 River Place Detroit, Michigan 48207	Chief Executive Officer, The Stroh Companies, Inc.	United States

Charlie Walker Cadant, Inc. 4343 Commerce Court Lisle, IL 60532	President and Chief Executive Officer, Cadant, Inc.	United States

Directors and Executive Officers of Sram Acquisition Corporation

Name and Business Address	Principal Occupation	Citizenship

Brian Benzer SRAM Corporation 1333 N. Kingsbury, 4th Floor Chicago, Illinois 60622	Manager of Administration and Corporate Secretary, SRAM Corporation	United States

Stanley R. Day, Jr. SRAM Corporation 1333 N. Kingsbury, 4th Floor Chicago, Illinois 60622	President, SRAM Corporation	United States

Page 9 of 12 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(1)	Joint Filing Agreement, dated February 28, 2002, between the Reporting Persons.

Page 10 of 12 Pages

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  Item 1. SECURITY AND ISSUER.
  Item 2. IDENTITY AND BACKGROUND.
  Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  Item 4. PURPOSE OF TRANSACTION.
  Item 5. INTEREST IN SECURITIES OF ISSUER.
  Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
  Item 7. MATERIAL TO BE FILED AS EXHIBITS.
SIGNATURES
SCHEDULE I
EXHIBIT INDEX